

Mail Stop 7010

February 11, 2009

Mr. Mark R. Bachmann
Executive VP and CFO
Zep Inc.
1310 Seaboard Industrial Boulevard
Atlanta, GA 30318

> **RE:** **Form 10-K/A for the fiscal year ended August 31, 2008**
> **Form 10-Q for the period ended November 30, 2008**
> **Schedule 14A filed November 21, 2008**
> **File No. 1-33633**

Dear Mr. Bachmann:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>

<u>Contractual Obligations, page 27</u>

2. Please revise your table of contractual obligations to include the payments you are obligated to make under your interest rate swap agreements. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you have already included these amounts in the interest obligations line item, please revise your disclosure to clarify this. Please also disclose any assumptions used to derive estimated payments under interest rate swaps.

<u>Capitalization, page 27</u>

3. We note your revolving credit facility agreement contains covenants including a leverage ratio and a minimum interest coverage ratio. If it is reasonably possible that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

<u>Critical Accounting Estimates, page 38</u>

<u>Long-Lived and Intangible Assets and Goodwill, page 38</u>

4. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:
    *   You use a combination of valuation techniques and considerations to determine the fair value of your reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the techniques used differ, the assumed benefits of a valuation prepared under each technique, and why management selected these techniques as being the most meaningful in preparing the goodwill impairment analyses;
    *   How you weight each of the techniques used including the basis for that weighting;

- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
- If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Item 8 – Financial Statements and Supplementary Data, page 43

General

5. Please disclose the accumulated balances for each component of accumulated other comprehensive income. You may present this disclosure on the face of your balance sheet, statement of owners' equity, or in a footnote. See paragraph 26 of SFAS 130.

6. We note your disclosure on page 38 that you evaluate your estimates and judgments on an ongoing basis related to product warranties. Please ensure you include the disclosure required by paragraph 14 of FIN 45 for each period presented regarding your product warranties.

7. Please provide the disclosures required by paragraph 26(a) of SFAS 131. These should include a discussion of your internal structure, how you are organized, and whether operating segments have been aggregated. Please also provide the disclosures required by paragraph 37 of SFAS 131 regarding products and services.

Note 7 – Commitments and Contingencies, page 69

Leases, page 69

8. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Schedule II, page 87

9. We note your disclosure of inventory reserves on page 54. Please tell us what consideration you gave to including this information within your Schedule II. See Rule 5-04 of Regulation S-X.

FORM 10-Q FOR THE PERIOD ENDED NOVEMBER 30, 2008

General

10. Please address the above comments in your interim filings as well, as applicable.

DEFINITIVE PROXY STATEMENT FILED NOVEMBER 21, 2008

Individual Performance-(Personal Performance Factor), page 26

11. You provide a description of how company performance objectives affect compensation, but only a general discussion of the effect of individual performance objectives, even though your disclosure suggests they are a factor considered by the compensation committee. Please expand your disclosure to provide additional quantitative detail, as applicable, and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, what specific individual objectives does the compensation committee consider in its assessment of each named executive officer? Are certain individual factors or goals considered more determinative of compensation levels than others? See Item 402(b)(2)(vii) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief